EXHIBIT 99.1

Innate Pharma Reports First Half 2024 Business Update And Financial Results

Marseille, France, September 12, 2024, 7:00 A.M. CEST

•Positive results with lacutamab from TELLOMAK Phase 2 study in mycosis fungoides presented at ASCO 2024
•NK-Cell engager SAR443579/IPH61011 first-in-human study advanced to Phase 2 and initiation of front-line AML Phase 1/2 combination study
oUpdated data from dose-escalation part presented at EHA 2024 confirm clinical benefit and durable responses in patients with R/R AML
•IPH45, proprietary anti Nectin-4 ADC progressing towards Phase 1 in H2 2024
•Monalizumab data from AstraZeneca-sponsored Phase 2 study in early NSCLC presented at WCLC
•Cash position of €102.1 million2 as of June 30, 2024, anticipated cash runway to end of 2025
•Conference call to be held today at 2:00 p.m. CEST / 8:00 a.m. EDT
Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the six months ended June 30, 2024. The consolidated financial statements are attached to this press release.

“We are focused on our growth strategy as we advance our pipeline,” said Hervé Brailly, Chief Executive Officer ad interim of Innate Pharma. “We recently presented Phase 2 results with lacutamab in mycosis fungoides at ASCO and are engaged in discussions with the FDA on next steps in its development. We are also progressing towards Phase 1 for our first and differentiated ADC program IPH45, targeting Nectin-4.”

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Webcast and conference call will be held today at 2:00 p.m. CEST (8:00 a.m. ET)

Access to live webcast: https://events.q4inc.com/attendee/127231232

Participants may also join via telephone by registering in advance of the event at
https://registrations.events/direct/Q4I953384196

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com.
A replay of the webcast will be available on the Company website for 90 days following the event.

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Pipeline highlights:

Lacutamab (anti-KIR3DL2 antibody):

Cutaneous T Cell Lymphoma

TELLOMAK is a global, open-label, multi-cohort Phase 2 clinical trial evaluating lacutamab in patients with Sézary syndrome and mycosis fungoides.

•Favorable results from the Phase 2 TELLOMAK study with lacutamab in mycosis fungoides were presented at the American Society of Clinical Oncology (ASCO) 2024 Annual Meeting in June 2024. The data demonstrate that treatment with lacutamab resulted in meaningful antitumor activity, regardless of the KIR3DL2 baseline expression,
1 Developed by Sanofi
2 Including short term investments (€21.8 million) and non-current financial instruments (€10.3 million)

and an overall favorable safety profile. The global objective response rate was 16.8% (Olsen 2011) and 22.4% (Olsen 2022), including 2 complete responses and 16 partial responses.

Peripheral T Cell lymphoma (PTCL)

The Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial, an investigator-sponsored, randomized controlled trial led by the Lymphoma Study Association (LYSA) to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL is ongoing and continues to recruit patients.

ANKET® (Antibody-based NK cell Engager Therapeutics):

ANKET® is Innate’s proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer. Innate’s pipeline includes five public drug candidates born from the ANKET® platform: SAR443579/IPH6101 (SAR’579; trifunctional anti-CD123 NKp46-CD16 NKCE), SAR445514/IPH6401 (SAR’514 trifunctional anti-BCMA NKp46-CD16 NKCE), IPH62 (anti-B7-H3), IPH67 (target undisclosed, solid tumors) and tetra-specific IPH6501 (anti-CD20 with IL-2v). Several other undisclosed proprietary preclinical targets are being explored.

IPH6501 (proprietary)

IPH6501 is Innate’s proprietary CD20-targeted IL-2v bearing second-generation ANKET®. In March 2024 the first patient was dosed in the Phase 1/2 clinical trial evaluating IPH6501 in B cell Non-Hodgkin’s lymphoma (B-NHL). The study is planned to enroll up to 184 patients.

•Innate presented preclinical data of IPH6501 at the ASCO Annual Meeting and European Hematology Association (EHA) Annual congress in June 2024. Preclinical data showed that IPH6501 depletes autologous CD20+ B cells from healthy donors with greater efficacy and lower induction of pro-inflammatory cytokines than a CD20-T-cell engager. IPH6501 also effectively and preferentially stimulates NK cell proliferation from peripheral blood mononuclear cells of R/R NHL patients.

•The trial-in-progress of the Phase 1/2 study has been presented at the European Hematology Association (EHA) and ASCO in 2024.

SAR’579, SAR’514, IPH62 and IPH67 (under development by Sanofi)

SAR’579 / IPH6101

The Phase 1/2 clinical trial by Sanofi is progressing well, evaluating SAR’579 / IPH6101, a trifunctional anti-CD123 NKp46-CD16 NK-cell engager and ANKET® platform lead asset, in patients with relapsed or refractory acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) or high-risk myelodysplastic syndrome (HR-MDS).

•Updated efficacy and safety results from the dose-escalation part of the Phase 1/2 study with SAR'579 / IPH6101, were shared in an oral presentation at the EHA 2024 Congress. The data demonstrated that SAR’579 continues to show clinical benefit and durable responses along with a favorable safety profile in patients with R/R AML, with 5 complete remissions (4 CR / 1 CRi) achieved at 1 mg/kg, with durable CR (>10 months) observed in 3 patients.

•In April 2024, Sanofi advanced SAR’579 / IPH6101, to the Phase 2 preliminary dose expansion of the trial. Under the terms of the 2016 research collaboration with Sanofi, the progression to the dose expansion part of the trial has triggered a milestone payment from Sanofi to Innate of €4m.

In July 2024, Sanofi initiated a new Phase 1 / Phase 2, randomized, open label, multi-cohort, multi-center study (NCT06508489) assessing the safety, tolerability and preliminary efficacy of SAR’579 / IPH6101 administered in combination with azacitidine and venetoclax in patients with CD123 expressing hematological malignancies in newly diagnosed AML.

SAR’514/IPH6401

The Sanofi led Phase 1/2 clinical trial with SAR’514 / IPH6401, a trifunctional anti-BCMA Nkp46-CD16 NK-cell engager, in patients with Relapsed/Refractory Multiple Myeloma and Relapsed/Refractory Light-chain Amyloidosis is ongoing.

IPH62, IPH67 and option

•IPH62 is a NK-cell engager program targeting B7-H3 from Innate’s ANKET® platform under development. Following a research collaboration period and upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization.

•IPH67 is a NK-cell engager program in solid tumors from Innate’s ANKET® platform under development. Following a research collaboration period and upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization.

•Sanofi still retains the option of one additional ANKET® target under the terms of the 2022 research collaboration and license agreement.

Antibody Drug Conjugates:

Innate develops different approaches for the treatment of cancer utilizing its antibody engineering capabilities to deliver novel assets, with its innovative ANKET® platform and is also exploring Antibody Drug Conjugates (ADC) formats.

IPH45 (Nectin-4 ADC):

IPH45 is Innate’s proprietary and differentiated exatecan-antibody drug conjugate (ADC) targeting Nectin-4.

•First preclinical data were presented in an oral presentation at the American Association for Cancer Research (AACR) Annual Meeting 2024. In preclinical studies, IPH45 shows anti-tumor efficacy in vivo, in Nectin-4 expressing tumors including in enfortumab vedotin (EV) refractory models. Importantly, IPH45 shows stronger activity than EV, in multiple urothelial carcinoma patient-derived xenografted (PDX) mice models, across Nectin-4 high and Nectin-4 low expression levels. In addition, IPH45 has anti-tumor activity in combination with anti-PD1 treatment in PD-1 resistant model in vivo and has a favorable safety profile in relevant animal toxicology models.

•IPH45 continues towards a Phase 1 trial in 2024.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

•The Phase 3 PACIFIC-9 trial run by AstraZeneca evaluating durvalumab (anti-PD-L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT) is ongoing.

oAfter the period, the Independent Data Monitoring Committee recommended the continuation of the Phase 3 PACIFIC-9 trial based on a pre-planned analysis.

•Updated results from COAST, a Phase 2 study of durvalumab with oleclumab or monalizumab in patients with Stage III unresectable non-small-cell lung cancer were presented at the ASCO 2024 Annual Meeting, in June 2024. In this analysis of updated results from COAST, the combination of durvalumab plus oleclumab or monalizumab increased objective response rate, prolonged progression free survival, and trended toward improved overall survival compared to durvalumab alone.

•AstraZeneca presented interim results from the randomized NeoCOAST-2 Phase 2 platform trial during the 2024 World Conference on Lung Cancer in September 2024. In this preliminary analysis on the first 60 of 72 patients randomized to Arm 2, monalizumab added to durvalumab plus platinum-based chemotherapy doublet induced a pathological complete response rate of 26.7% [95% CI; 16.1–39.7] and a major pathological response rate of 53.3% [95% CI; 40.0–66.3] which are numerically higher than the durvalumab plus platinum doublet approved regimen. Treatment in Arm 2 showed manageable safety profile and no impact on surgical rate. The NeoCOAST-2 platform study is intended to assess the safety and efficacy of neoadjuvant durvalumab alone or combined with novel immuno-oncology agents and chemotherapy in resectable, early-stage NSCLC, followed by adjuvant treatment with durvalumab with or without the novel agents.

IPH5201 (anti-CD39), partnered with AstraZeneca:

The MATISSE Phase 2 clinical trial conducted by Innate in neoadjuvant lung cancer for IPH5201, an anti-CD39 blocking monoclonal antibody developed in collaboration with AstraZeneca, is ongoing and recruitment is on track. Following a pre-planned interim analysis after the period, the MATISSE Phase 2 trial continues according to plans.

IPH5301 (anti-CD73):

The investigator-sponsored CHANCES Phase 1 trial of IPH5301 with Institut Paoli-Calmettes is ongoing. Preliminary results will be presented at the upcoming (European Society of Medical Oncology) ESMO Annual Meeting 2024. The abstract, available on the ESMO website, states that IPH5301 was safe and well-tolerated with preliminary signals of monotherapy antitumor activity.

Corporate Update:

•In connection with Innate’s previous announcement that it had established an at-the-market (“ATM”) program, on January 16, 2024 Innate filed a new Registration Statement on Form F-3 (Registration No. 333-276164). On February 6, 2024, Innate filed a prospectus supplement relating to its previously established ATM program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $75 million of American Depositary Shares (“ADS”). Each ADS represents one ordinary share of Innate. As of June 30, 2024, no sales have been made under the program.

•Takeda made a strategic decision to terminate the license agreement executed in March 2023 for use of selected Innate antibodies in antibody drug-conjugates. Innate will regain full rights to these antibodies in Q4 2024.
Financial highlights for the first half of 2024:

The key elements of Innate’s financial position and financial results as of and for the six-month period ended June 30, 2024 are as follows:

•Cash, cash equivalents, short-term investments and financial assets amounting to €102.1 million (€m) as of June 30, 2024 (€102.3m as of December 31, 2023).

•Revenue and other income amounted to €12.3m in the first half of 2024 (€40.2m in the first half of 2023) and mainly comprised of:

oRevenue from collaboration and licensing agreements, which mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca, Sanofi and Takeda. They result from the partial or entire recognition of the proceeds received pursuant to such agreements. They are recognized when the entity's performance obligation is met. They are recognized at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements:

(i) Revenue from collaboration and licensing agreements for monalizumab decreased by €6.5m to €3.0m in the first half of 2024 (€9.5m in the first half of 2023). This change is mainly due to the recognition of increased revenue in the first six months of 2023. Indeed, as of June 30, 2023, the Company had analyzed the cost base used to calculate the percentage of completion of Phase 1/2 trials in connection with their progress. This analysis led to a reduction in the cost base through a re-estimation of projected expenses. As a result, this adjustment on the cost base had a positive impact on the percentage of completion and led to the recognition of additional revenue of €5.9 million for the first half of 2023 which was not replicated in 2024.

(ii) Revenue related to the license and collaboration agreement signed with Sanofi in 2016 increased by €2.0m, to €4.0m for the six months ended June 30, 2024, as compared to €2.0m for the six months ended June 30, 2023. On April 15, 2024, the Company announced the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancers. Under the terms of the 2016 agreement, this trial progress triggered a milestone payment of €4.0 million fully recognized in revenue during the first quarter of 2024. This amount was received by the Company on May 17, 2024.As a reminder, the Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in relapsed or refractory Multiple Myeloma. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue as of June 30, 2023. This amount was received by the Company on July 21, 2023.

(iii) Revenue related to the research collaboration and licensing agreement signed with Sanofi in 2022 decreased by €18.3m, to €0.4m for the six months ended June 30, 2024, as compared to €18.7m for the six months ended June 30, 2023. As previously announced, on January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, the Company received an upfront payment of €25.0 million in March 2023, including €18.5 million for the exclusive license, €1.5 million for the research activities and €5.0 million for the option on two additional targets. The €18.5 million upfront payment relating to the exclusive license was fully recognized in revenue as of June 30, 2023. The €1.5 million upfront payment is recognized on a straight-line basis over the duration of the research activities that the Company has agreed to carry out. As a result, a €0.2 million has been recognized in revenue as of June 30, 2024 and June 30, 2023. Then, on December 19, 2023, the Company announced that Sanofi had exercised an option for one of the two targets. As a consequence, the Company recognized related income of €2.5 million as of December 31, 2023. This option exercise also resulted in a milestone payment of €15.0 million, including €13.3 million in respect of the exclusive license, which was fully recognized in income as of December 31, 2023, and €1.7 million in respect of research activities to be carried out by the Company, which will be recognized in income on a straight-line basis over the duration of the research activities that the Company has agreed to carry out. Sanofi and Innate will collaborate and work on the research activities defined in the contractual research program. These activities began during the first half of 2024. An amount of €0.2 million has been recognized in revenue as of June 30, 2024. Amounts not recognized in revenue are classified as deferred revenue.

(iv) Revenues under the license agreement signed with Takeda in 2023 are nil for the first half of 2024, compared to €4.6 million for the first half of 2023. On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which Innate grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. As such, the Company considers that the license granted is a right to use the intellectual property, which is granted fully and perpetually to Takeda. The agreement does not stipulate that Innate's activities will significantly affect the intellectual property granted during the life of the agreement. Consequently, the $5.0 million (or €4.6 million) initial payment, received by the Company in May 2023, was fully recognized in revenue as of June 30, 2023.

oGovernment funding for research expenditures of €4.1m in the first half of 2024 (€4.9m in the first half of 2023).

•Operating expenses are €38.7m in the first half of 2024 (€40.6m in the first half of 2023), of which 75.2% (€29.1m) are related to R&D.

oR&D expenses decreased by €2.4m to €29.1m in the first half of 2024 (€31.5m in the first half of 2023). This change is mainly explained by lower personnel and other R&D expenses by €2.2millions (-15.4%). This decrease is due to an non-recurring amortization charge in the first half of 2023, related to the IPH5201 rights (full amortization of the additional €2.0 million invoice from Orega Biotech following the dosing of the first patient in the Phase 2 MATISSE clinical trial in June 2023). Additionally, direct R&D expenses, which slightly decreased by €0.2 million, remained at €17.1 million, with an acceleration in preclinical spending related to the Antibody-Drug Conjugates (ADC) program offsetting the decrease in expenses related to certain more mature clinical-stage programs.

oGeneral and administrative (G&A) expenses increased by €0.4m to €9.6m in the first half of 2024 (€9.1m in the first half of 2023) mainly resulting from (i) a €0.4m decrease of personnel expenses mainly due to a reduction of administrative staff, offset by (ii) a €0.3m increase in non-scientific advisory and consulting fees resulting from greater reliance on recruitment agencies, and finally (iii) a €0.5 million increase in other expenses, mainly due to the derecognition of returned spaces in the first half of 2023 (as a reminder, on March 13, 2023, the Company signed an amendment to the lease of the 'Le Virage' building, aimed at reducing the area of leased premises) and the sale of related furniture during the same period, which led to an exceptional reduction in these charges in the first half of 2023.

•A net financial gain of €1.5m in the first half of 2024 (€2.1m in the first half of 2023). This variance mainly results from the unfavorable evolution of the dollar exchange rate and its impact on foreign exchange recorded during the first half of 2024. The negative currency impact was offset by an increase in the fair value of certain financial instruments.

•A net loss of €24.8m for the first half of 2024 (net income of €1.7m for the first half of 2023).

The table below summarizes the IFRS consolidated financial statements as of and for the six months ended June 30, 2024, including 2023 comparative information.

In thousands of euros, except for data per share	June 30, 2024	June 30, 2023
Revenue and other income	12,345	40,198
Research and development expenses	(29,076)	(31,453)
General and administrative expenses	(9,582)	(9,144)
Operating expenses	(38,657)	(40,597)
Operating income (loss)	(26,313)	(398)
Net financial income (loss)	1,549	2,116
Income tax expense	~~—~~	—
Net income (loss)	(24,764)	1,718
Weighted average number of shares ( in thousands) :	80,872	80,320
- Basic income (loss) per share	(0.31)	0.02
- Diluted income (loss) per share	(0.31)	0.02

	June 30, 2024	December 31, 2023
Cash, cash equivalents and financial assets	102,149	102,252
Total assets	151,497	184,193
Total shareholders’ equity	28,796	51,901
Total financial debt	35,503	39,893

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.Wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouille
Tel. : +33 (0)1 44 71 00 15
innate@newcap.eu

Summary of Interim Condensed Consolidated Financial Statements and Notes as of JUNE 30, 2024

Interim Condensed Consolidated Statements of Financial Position
(in thousand euros)

	June 30, 2024	December 31, 2023
Assets

Current assets
Cash and cash equivalents	69,990	70,605
Short-term investments	21,809	21,851
Trade receivables and others	19,795	55,557
Total current assets	111,594	148,012

Non-current assets
Intangible assets	119	416
Property and equipment	5,748	6,322
Non-current financial assets	10,350	9,796
Other non-current assets	85	87
Trade receivables and others - non-current	14,478	10,554
Deferred tax asset	9,123	9,006
Total non-current assets	39,903	36,181

Total assets	151,497	184,193
Liabilities

Current liabilities
Trade payables and others	15,873	17,018
Collaboration liabilities – current portion	10,248	7,647
Financial liabilities – current portion	8,929	8,936
Deferred revenue – current portion	2,799	5,865
Provisions - current portion	375	171
Total current liabilities	38,224	39,637

Non-current liabilities
Collaboration liabilities – non-current portion	41,901	45,030
Financial liabilities – non-current portion	26,574	30,957
Defined benefit obligations	2,470	2,441
Deferred revenue – non-current portion	4,116	4,618
Provisions - non-current portion	294	603
Deferred tax liabilities	9,123	9,006
Total non-current liabilities	84,478	92,656

Shareholders’ equity
Share capital	4,049	4,044
Share premium	386,049	384,255
Retained earnings	(336,893)	(329,323)
Other reserves	354	495
Net income (loss)	(24,764)	(7,570)
Total shareholders’ equity	28,796	51,901

Total liabilities and shareholders’ equity	151,497	184,193

Interim Condensed Consolidated Statements of Income (loss) (in thousand euros)

	June 30, 2024	June 30, 2023

Revenue from collaboration and licensing agreements	8,293	35,344
Government financing for research expenditures	4,052	4,854

Revenue and other income	12,345	40,198

Research and development expenses	(29,076)	(31,453)
General and administrative expenses	(9,582)	(9,144)

Operating expenses	(38,657)	(40,597)

Operating income (loss)	(26,313)	(398)

Financial income	3,613	3,083
Financial expenses	(2,064)	(966)

Net financial income (loss)	1,549	2,116

Net income (loss) before tax	(24,764)	1,718

Income tax expense	—	—

Net income (loss)	(24,764)	1,718

Weighted average number of shares : (in thousands)	80,872	80,320
- Basic income (loss) per share	(0.31)	0.02
- Diluted income (loss) per share	(0.31)	0.02

Interim Condensed Consolidated Statements of Cash Flow
(in thousand euros)

	June 30, 2024	June 30, 2023
Net income (loss)	(24,764)	1,718
Depreciation and amortization, net	1,142	3,645
Employee benefits costs	145	83
Change in provision for charges	(105)	507
Share-based compensation expense	1,705	1,401
Change in fair value of financial assets	(992)	(1,044)
Foreign exchange (gains) losses on financial assets	(524)	288
Change in accrued interests on financial assets	(212)	(130)
Disposal of property and equipment (scrapping)	18	591
Other profit or loss items with no cash effect	26	6
Operating cash flow before change in working capital	(23,561)	7,065
Change in working capital	26,597	(18,530)
Net cash generated from / (used in) operating activities:	3,036	(11,465)
Acquisition of property and equipment, net	(283)	(309)
Disposal of other assets	—	66
Purchase of other assets	—	(3)
Disposal of current financial instruments	1,215	—
Net cash generated from / (used in) investing activities:	932	(246)
Proceeds from the exercise / subscription of equity instruments	93	348
Repayment of borrowings	(4,420)	(1,594)
Net cash generated / (used in) from financing activities:	(4,327)	(1,246)
Effect of the exchange rate changes	(257)	145
Net increase / (decrease) in cash and cash equivalents:	(615)	(12,811)
Cash and cash equivalents at the beginning of the year:	70,605	84,225
Cash and cash equivalents at the end of the six-months period:	69,990	71,414

Revenue and other income

The following table summarizes operating revenue for the periods under review:

In thousands of euros	June 30, 2024	June 30, 2023
Revenue from collaboration and licensing agreements	8,293	35,344
Government funding for research expenditures (1)	4,052	4,854
Revenue and other income	12,345	40,198

(1)As of June 30, 2023, the amount is mainly composed of (i) the research tax credit calculated and recognized for the first half of 2023 for an amount of €5.0 million from which is subtracted (ii) a provision amounting to €0.2 million relating to the additional provision in connection with the tax inspection carried out in 2022 by the French tax authorities relating to the 2019 and 2020 financial years, as well as the research tax credit and the accuracy of its calculation for the 2018 to 2020 financial years.
Revenue from collaboration and licensing agreements

Revenue from collaboration and licensing agreements decreased by €27.1 million, to €8.3 million for the six months ended June 30, 2024, as compared to revenues from collaboration and licensing agreements of €35.3 million for the six months ended June 30, 2023. These revenues mainly result from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca, Sanofi and Takeda. They are recognized when the entity's performance obligation is met. They are recognized at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements.

The evolution for the first half of 2024 is mainly due to:

•A €6.5 million decrease in revenue related to monalizumab, to €3.0 million for the six months ended June 30, 2024, as compared to €9.5 million for the six months ended June 30, 2023. This change is mainly due to the recognition of increased revenue in the first six months of 2023. Indeed, as of June 30, 2023, the Company had analyzed the cost base used to calculate the percentage of completion of Phase 1/2 trials in connection with their progress. This analysis led to a reduction in the cost base through a re-estimation of projected expenses. As a result, this adjustment on the cost base had a positive impact on the percentage of completion and led to the recognition of additional revenue of €5.9 million for the first half of 2023 which was not replicated in 2024. As of June 30, 2024, the deferred revenue related to monalizumab is €2.0 million entirely classified as “Deferred revenue—Current portion” in connection with the progress of Phase 1/2 trials.

•A €2.0 million increase in revenue from the collaboration and research license agreement signed with Sanofi in 2016, to €4.0 million for the six months ended June 30, 2024, as compared to €2.0 million for the six months ended June 30, 2023. On April 15, 2024, the Company announced the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancers. Under the terms of the 2016 agreement, this trial progress triggered a milestone payment of €4.0 million fully recognized in revenue during the first quarter of 2024. This amount was received by the Company on May 17, 2024.As a reminder, the Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in relapsed or refractory Multiple Myeloma. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue as of June 30, 2023. This amount was received by the Company on July 21, 2023.

•A €18.3 million decrease in revenue from the research collaboration and licensing agreement signed with Sanofi in 2022, to €0.4m for the six months ended June 30, 2024, as compared to €18.7m for the six months ended June 30, 2023. As previously announced, on January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, the Company received an upfront payment of €25.0 million in March 2023, including €18.5 million for the exclusive license, €1.5 million for the research activities and €5.0 million for the option on two additional targets. The €18.5 million upfront payment relating to the exclusive license was fully recognized in revenue as of June 30, 2023. The €1.5 million upfront payment is recognized on a straight-line basis over the duration of the research activities that the Company has agreed to carry out. As a result, a €0.2 million has been recognized in revenue as of June 30, 2024 and June 30, 2023. Then, on December 19, 2023, the Company announced that Sanofi had exercised an option for one of the two targets. As a consequence, the Company recognized related income of €2.5 million as of December 31, 2023. This option exercise also resulted in a milestone payment of €15.0 million, including €13.3 million in respect of the exclusive license, which was fully recognized in income as of December 31, 2023, and €1.7 million in respect of research activities to be carried out by the Company, which will be recognized in income on a straight-line basis over the duration of the research activities that the Company has agreed to carry out. Sanofi and Innate will collaborate and work on the research activities defined in the contractual work program. This work began during the first half of 2024. An amount of €0.2 million has been recognized in revenue as of June 30, 2024. Amounts not recognized in revenue are classified as deferred revenue.

•A €4.6 million decrease in revenue from the licensing agreement signed with Takeda in 2023. Revenues for the first half of 2024 are nil, compared to €4.6 million for the first half of 2023. On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which Innate grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. As such, the Company considers that the license granted is a right to use the intellectual property, which is granted fully and perpetually to Takeda. The agreement does not stipulate that Innate's activities will significantly affect the intellectual property granted during the life of the agreement. Consequently, the $5.0 million (or €4.6 million) initial payment, received by the Company in May 2023, was fully recognized in revenue as of June 30, 2023.

•A €0.3 million increase in revenue from invoicing of research and development costs. The change between the two periods is mainly explained by the increase in research and development costs incurred by the Company under these agreements during the first half of 2024 in line with the clinical trial progress.

Government financing for research expenditures

Government financing for research expenditures decreased by €0.8 million, or 16.5%, to €4.1 million for the six months ended June 30, 2024 as compared to €4.9 million the six months ended June 30, 2023. This change is mainly due to the €1.5 million decrease in the research tax credit, resulting from (i) the absence of depreciation for IPH5201 rights in the first half of 2024, compared with the depreciation recognized in the first half of 2023 following the additional payment of €2.0 million to Orega Biotech following the dosing of the first patient in the MATISSE Phase 2 clinical trial, (ii) a decrease in amortization expense for the monalizumab intangible asset, which is nearing the end of its amortization period, and (iii) a reduction in eligible R&D personnel costs.

However, these decreases were offset by a €0.5 million increase in Research tax credits (Crédits d’impôt Recherches or “CIR”) from public and private R&D subcontracting expenses over the period included in the calculation of the research tax credit, due to the inclusion, for the first half of 2024, of R&D expenses incurred with a third party whose approval was under renewal as of June 30, 2023, and whose expenses had been excluded from eligible expenses for that period.

The Company has benefited from the early repayment of the Research Tax Credit (Crédit Impôt Recherche - CIR) until December 31, 2019. As of December 31 2019 and December 31, 2023, the Company no longer met the eligibility criteria for this status (criteria not met after year-end analysis). As a result, the CIR for 2019 and 2020 represented a receivable from the French Treasury, which was refunded to the Company in January for €16.7 million and July 2024 for €12.8 million. The CIR calculated in respect of 2023 and the first half of 2024 is recognized as a non-current receivable. For fiscal years 2021 and 2022, the Company met the definition of an SME under European Union criteria and was therefore entitled to early repayment of the CIR in 2022 in respect of the 2021 tax year and in July 2023 in respect of the 2022 tax year.

Operating expenses

The table below presents our operating expenses for the six months periods ended June 30, 2024 and 2023:

In thousands of euros	June 30, 2024	June 30, 2023
Research and development expenses	(29,076)	(31,453)
General and administrative expenses	(9,582)	(9,144)
Operating expenses	(38,657)	(40,597)

Research and development expenses

Research and development (“R&D”) expenses decreased by €2.4 million, or 7.6%, to €29.1 million for the six months ended June 30, 2024, as compared to €31.5 million for the six months ended June 30, 2023, representing a total of 75.2% and 77.5% of the total operating expenses, respectively. R&D expenses include direct R&D expenses (subcontracting costs and consumables), depreciation and amortization, personnel expenses and other expenses.

Direct R&D expenses decreased by €0.2 million, or 1.1%, to €17.1 million for the six months ended June 30, 2024, as compared to €17.3 million for the six months ended June 30, 2023. This decrease is mainly explained by a €2.5 million increase in expenses related to preclinical programs, particularly in the field of Antibody-Drug Conjugates (ADC), offset by a €2.7 million decrease in expenses related to clinical programs. The variance relating to clinical programs is composed of the following items: (i) a €0.5 million increase related to recruitment costs for the Phase 2 MATISSE trial of the IPH5201 program, offset by (ii) a €1.4 million decrease in expenses for the IPH65 program, whose first patient was dosed in March 2024, (iii) a €1.5 million decrease in expenses for the lacutamab program, and (iv) a €0.5 million decrease in expenses related to the monalizumab program, decrease related to maturation of Phase I/II clinical trials under the collaboration with AstraZeneca.

Also, as of June 30, 2024, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €52.1 million, as compared to collaborations liabilities to €52.7 million as of December 31, 2023. This decrease of €0.5 million mainly results from (i) the net reimbursements of €2.4 million made to AstraZeneca in the first half of 2024 related to the co-funding of the monalizumab program, including the INTERLINK-1 Phase 3 trial launched in October 2020 and PACIFIC-9 launched in April 2022, and (ii) the increase in the collaboration commitment by €1.7 million due to exchange rate fluctuations observed during the period for the euro-dollar exchange rate.

Personnel and other expenses allocated to R&D decreased by €2.2 million, or 15.4%, to €12.0 million for the six months ended June 30, 2024, as compared to an amount of €14.2 million for the six months ended June 30, 2023. This decrease is mainly explained by amortization charges related to the IPH5201 rights, following the full amortization of the additional €2.0 million invoice from Orega Biotech after the dosing of the first patient in the Phase 2 MATISSE clinical trial in June 2023.

General and administrative expenses

General and administrative expenses increased by €0.4 million, or 4.8%, to €9.6 million for the six months ended June 30, 2024, as compared to general and administrative expenses of €9.1 million for the six months ended June 30, 2023. General and administrative expenses represented a total of 24.8% and 22.5% of the total operating expenses for the six months ended June 30, 2024 and 2023, respectively.

Personnel expense includes the compensation paid to our employees, and decreased by €0.4 million, to €4.0 million for the six months ended June 30, 2024, as compared to €4.4 million for the six months ended June 30, 2023. This decrease of €0.4 million is mainly due to a reduction of administrative workforce.

Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal fees and hiring services. Non-scientific advisory and consulting expenses increased by €0.3 million, or 16.4%, to €1.9 million for the six months ended June 30, 2024 as compared to €1.7 million for the six months ended June 30, 2023. This increase is mainly due to greater reliance on recruitment agencies.

The rise in other expenses of €0.5 million mainly results from rent, maintenance, and upkeep costs (primarily related to property rentals; an exceptional effect related to the derecognition of returned spaces—as a reminder, on March 13, 2023, the Company signed an amendment to the lease of the "Le Virage" building, aimed at reducing the area of leased premises. The effective date of the lease amendment is March 15, 2023) as well as a €0.2 million increase in other net income and expenses (primarily related to the sale of office furniture following the reduction of leased spaces).

Financial income (loss), net

We recognized a net financial income of €1.5 million in the six months ended June 30, 2024 as compared to €2.1 million in the six months ended June 30, 2023. This variance mainly results from the unfavorable evolution of the dollar exchange rate and its impact on foreign exchange recorded during the first half of 2024, with a net foreign exchange loss of €0.9 million for the first half of 2024 as compared to a net foreign exchange gain of €0.4 million for the first half of 2023. The negative currency impact was offset by an increase in the fair value of certain financial instruments (net gain of €1.5 million for the six months ended June 30, 2024 as compared to a net gain of €1.0 million for the six months ended June 30, 2023) and by an increase in interest income of €1.3 million in first-half 2024 as compared to €1.0 million in first half of 2023.

Balance sheet items

Cash, cash equivalents, short-term investments and non-current financial assets amounted to €102.1 million as of June 30, 2024, as compared to €102.3 million as of December 31, 2023. Net cash as of June 30, 2024 amounted to €82.9 million (€83.5 million as of December 31, 2023). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities.
The Company also has bank borrowings of €34.9m, including €25.2m of State Guaranteed Loans (“Prêts Garantis par l’Etat”) as of June 30, 2024 and €9.6m loans subscribed with Société Générale for the construction of its head office as well as €0.6m of lease liabilities.

The other key balance sheet items as of June 30, 2024 are:

•Deferred revenue of €6.9 million (including €4.1 million booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities of €52.1 million (including €41.9 million booked as ‘Collaboration liabilities - non-current portion’) relating to the remainder of the initial payment received from AstraZeneca not yet recognized as revenue or used as part of the co-financing of the monalizumab program with AstraZeneca;

•Receivables from the French government amounting to €26.6 million in relation to the research tax credit for 2020, 2023 and the six-month period ended June 30, 2024. The Company has received the CIR for 2019 and 2020 refunds from the French Treasury for an amount of €16.7 million in January 2024 and €12.8 million in July 2024, respectively.

•Shareholders’ equity of €28.8 million, including the net loss of the period of €24.8 million.

Cash-flow items

As of June 30, 2024, cash and cash equivalents amounted to €70.0 million, compared to €70.6 million as of December 31, 2023, corresponding in a decrease of €0.6 million.

The net cash flow used during the period under review mainly results from the following:

Net cash flow generated from operating activities of €3.0 million for the six months ended June 30, 2024 as compared to net cash flows used by operating activities of €11.5 million for the six months ended June 30, 2023. Net cash flow from operating activities for the first half of 2024 notably includes (i) the collection of €15.0 million in January 2024 following Sanofi's decision to exercise one of its two license option for an NK Cell Engager program in solid tumors, derived from the Company's ANKET® (Antibody-based NK Cell Engager Therapeutics) platform, pursuant to the terms of the research collaboration and license agreement signed in December 2022, (ii) the collection in May 2024 of €4.8 million (including value-added tax) the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancers and (iii) the repayment by the French Treasury of the research tax credit receivable relating to the 2019 financial year for an amount of €16.7 million during the first quarter of 2024, as well as the carry-back receivable for an amount of €0.3 million. As a reminder, for the first half of 2023, the net cash flow used in operating activities included (i) the €25.0 million upfront payment received from Sanofi in March 2023 following the effectiveness of the research collaboration and licensing agreement signed in December 2022 under which the Company granted Sanofi an exclusive license to Innate Pharma's B7-H3 ANKET® program and options on two additional targets, but also (ii) the €4.6 million ($5.0 million) upfront payment received from Takeda following the signing of an exclusive licensing agreement which the Company grants Takeda exclusive worldwide rights for the research and development of certain antibody drug conjugates (ADCs) (please refer to Post Period Events). Restated for these transactions linked to collaboration agreements and other non-recurring items such as the CIR refund, net cash flow used in operating activities for the first half of 2024 decreased by €7.3 million as compared to the first half of 2023. This change mainly results from lower net payments to suppliers and personnel costs.

Net cash flow from investing activities of €0.9 million for the six months ended June 30, 2024, as compared to net cash flow used in investing activities of €0.2 million for the first half of 2023. Net cash flow from investing activities for the first half of 2024 is mainly composed of a disposal of a current financial instrument which generated a net cash collection of €1.2 million partially offset by acquisitions of property, plant and equipment and intangible assets for a net amount €0.3 million. For the first half of 2023, the net cash flow used in investing activities was mainly comprised of acquisitions of property, plant and equipment and intangible assets net of disposals. The Company has not made any other investments in tangible, intangible or significant financial assets during the first half of 2024 and 2023.

Net cash flows used in financing activities for the six months ended June 30, 2024 was €4.3 million as compared to net cash flow used in financing activities of €1.2 million the six months ended June 30, 2023. These consumptions are mainly related to repayments of financial liabilities. Their increase over the period is related to the two State Guaranteed Loans, for which principal amortization began in the first quarter of 2024. As a reminder, the Company benefited from a one-year grace period in 2023, during which only interests and guarantee fees were paid.

Post period events

On July 25, 2024, the Company received from Takeda a notice of termination of the Exclusive License agreement signed on March 31, 2023. This termination will be effective upon expiry of a 90-day notice period, i.e. on October 24, 2024.
Nota

The interim consolidated financial statements for the six-month period ended June 30, 2024 have been subject to a limited review by our Statutory Auditors and were approved by the Executive Board of the Company on September 11, 2024. They were reviewed by the Supervisory Board of the Company on September 11, 2024. They will not be submitted for approval to the general meeting of shareholders.
Risk factors

Risk factors identified by the Company are presented in the item 3.D of the annual report filed with the SEC (20-F), on April 4, 2024 (SEC Accession No. 0001598599-24-000020). The main risks and uncertainties the Company may face in the six remaining months of the year are the same as the ones presented in the annual report available on the internet website of the Company.

Of note, the risks that are likely to arise during the remaining six months of the current financial year could also occur during subsequent years.

Related party transactions:

Transactions with related parties during the periods under review are disclosed in Note 18 to the interim condensed consolidated financial statements for the period ended June 30, 2024 prepared in accordance with IAS 34.